Exhibit 99.1

Westpac Banking Corporation ABN 33 007 457 141

Group Secretary & General Counsel

Level 25, 60 Martin Place

Sydney NSW 2000 Australia

Telephone: 8253 0390

Facsimile: 8253 1888

annaoconnell@westpac.com.au

7 February 2006

Company Announcements

Australian Stock Exchange Limited

20 Bridge Street

SYDNEY  NSW  2000

Westpac Banking Corporation—Change of Secondary Secretary

Emma Lawler, Westpac’s secondary Secretary has resigned as Secretary of Westpac effective 7 February 2006.  Anna O’Connell, Head of Group Secretariat has been appointed Secretary of Westpac by the Board as the secondary secretary.

Richard Willcock, Group Secretary and General Counsel continues to be Westpac’s primary Secretary.

Yours sincerely

Anna O’Connell

Head of Group Secretariat